Exhibit (h)(53)

ALPS ADVISORS, INC.

1290 Broadway, Suite 1000

Denver, CO 80203

September 9, 2025

Mr. Lucas Foss, President

Financial Investors Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Global Opportunity Fund (the “Fund”) of the Financial Investors Trust (the “Trust”)

Dear Mr. Foss:

This letter confirms the agreement of ALPS Advisors, Inc. (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that they are entitled to receive from the Fund.

Class I and R Shares

With respect to the Fund’s Class I and Class R shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses), exceed 1.25%, the Adviser will reduce the fee payable with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

Class A, Investor Class and C Shares

With respect to the Fund’s Class A, Investor Class and C shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, Acquired Fund Fees and Expenses, shareholder service fees, brokerage expenses, interest expense, taxes and extraordinary expenses), exceed 1.25%, the Adviser will reduce the fee payable with respect to the Fund to the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

* * * * *

The Adviser agrees that such fee waivers and reimbursements for the Fund are effective as of September 15, 2025, and shall continue at least through February 28, 2027.

The Adviser will be permitted to recapture, on a class by class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements, provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.

Notwithstanding the foregoing, the Fund will not pay any such deferred fees and expenses more than thirty-six months after the date on which the fees or expenses were deferred, as calculated on a monthly basis.

ALPS ADVISORS, INC.

By:	/s/Laton Spahr
Name:	Laton Spahr
Title:	President, ALPS Advisors

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:	/s/Lucas Foss
Name:	Lucas Foss
Title:	President

2